Robot Consulting Co., Ltd.

May 20, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Draft Registration Statement on Form F-1
Submitted April 5, 2024
CIK No. 0002007599

Ladies and Gentlemen:

This letter is in response to the letter dated May 2, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Confidential Draft No. 2 of the Draft Registration Statement on Form F-1 (the “Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. You reference the metaverse here and throughout your prospectus. Please include your definition of metaverse upon its first use and include a detailed discussion of how your platform operates and interacts with the metaverse.

In response to the Staff’s comments, we revised our disclosure on pages ii, 1, 39, 52, and 54 of the Draft Registration Statement No. 2 to include the definition of the metaverse, clarify that our products and services relating to the metaverse are our e-commerce store set-up service and Robot Lawyer, and to add more discussion on how Robot Lawyer may be operated and interacts with the metaverse.

2. You state here and elsewhere that your products and services integrate artificial intelligence. Please revise, where appropriate, to clarify which products or services incorporate AI technology, the stage of development of these products or services and whether the AI algorithms are your own or third-party AI algorithms.

In response to the Staff’s comments, we revised our disclosure on pages 1, 39, 52, 54, and 60 of the Draft Registration Statement No. 2 to clarify that our current products and services have not incorporated AI technology yet, to explain which products incorporate AI technology, their stages of developments, and that we use third-party AI technologies in our products. The upcoming product employing AI technology is Robot Lawyer, in which we plan to connect it with ChatGPT. We also invested in the development of Junior Lawyer X by CJK Group, where CJK Group incorporates machine learning models in the design of Junior Lawyer X.

Risk Factors

Risks Related to Our Business and Industry, page 9

3. With respect to your use of artificial intelligence technologies, please update your risk factors to reflect any material risks relating to the incorporation of AI technologies in your products or services, including risks related to the use of any third-party or open source AI technologies.

In response to the Staff’s comments, we revised our disclosure on pages 13 and 14 of the Draft Registration Statement No. 2 to explain material risks relating to the incorporation of AI technologies in our products and services.

If our security measures are breached or unauthorized access to user data is otherwise obtained, Labor Robot may be perceived..., page 11

4. On page 11, you state you have security measures in place to protect user information and prevent data loss and other security breaches. On page 12, you state that since the cloud server is located at your cloud storage service provider’s facilities, you fully rely on the provider’s service support to maintain the server and its infrastructure, including cybersecurity protection. In light of the aforementioned disclosures, please revise your disclosure to clarify the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain, suppliers, and/or service providers.

In response to the Staff’s comments, we revised our disclosure on page 11 of the Draft Registration Statement No. 2 to clarify the extent and nature of the role of some of our directors in overseeing cybersecurity risks. We respectfully advise the Staff that our board of directors currently does not have an active role in overseeing cybersecurity risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

5. You disclose your total number of “Labor Robot users.” Please revise to include a definition of this term upon its first use. Ensure you disclose this metric for each financial statement period included in your registration statement.

In response to the Staff’s comments, we revised our disclosure on pages 1, 39, and 52, of the Draft Registration Statement No. 2 to clarify that Labor Robot users are those who directly purchase Labor Robot from us and the those who purchase it from Nac.

6. You disclose that you have a distribution agreement with Nac pursuant to which you receive 7% of the total sales price (including tax) of Labor Robot. You note that you obtained 75 and 209 new Labor Robot users through your distribution agreement with Nac in the six months ended September 30, 2023 and the fiscal year ended March 31, 2023, respectively, and that revenue obtained from Nac accounted for 14.7% of the total revenue in the six months ended September 30, 2023. To better understand how these Labor Robot users derived from your distribution agreement with Nac impact your revenue, please revise to: (1) discuss whether the amount of revenue per user from users derived from this distribution agreement differs materially from revenue per user from users acquired via different channels (2) disclose the total number of Labor Robot users derived from your distribution agreement with Nac for each financial statement period; and (3) disclose the percentage of your total revenue these users accounted for in each financial statement period.

In response to the Staff’s comments, we revised our disclosure on pages 1, 39, and 52 of the Draft Registration Statement No. 2 to address the aforementioned issues.

Research and Development, page 58

7. You disclose here that Robot Consulting entered into a development agreement with Argyle Inc., which provided it with chatbot API for Robot Lawyer to connect its Robot Lawyer system with ChatGPT. Please file the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on page II-4 of the Draft Registration Statement No. 2 to include the English translation of the development agreement with Argyle Inc. as an exhibit.

Market Opportunity, page 66

8. You reference here an online questionnaire survey conducted by MM Research Institute, a third-party information and communication technology (ICT) market research consulting firm based in Tokyo, Japan. Please amend your disclosure to clarify whether you commissioned the survey referenced in this section. If so, please file the consent of MM Research Institute as an exhibit to your registration statement or tell us why you believe you are not required to do so. See Section 7 and Rule 436 of the Securities Act.

In response to the Staff’s comments, we revised our disclosure on page 67 of the Draft Registration Statement No. 2 to clarify that we did not commission the survey referenced in this section.

Financial Statements - September 30, 2023 and 2022

Note 14. Subsequent Events, page F-16

9. We note that on February 7, 2024 stock options to purchase 378,000 ordinary shares were granted to directors, employees and consultants. Please expand the disclosure to include the amount of unrecognized stock compensation expense related to this stock option issuance and how the fair value was determined on the date of grant. Please expand the disclosure on page F-34 accordingly.

We note the Staff’s comment, and respectfully advise the Staff that as the stock option is not exercisable until the date of listing of the Company’s shares on any domestic or foreign financial instruments exchange, the Company will not recognize the compensation expenses related to this stock option until the successful listing.

Financial Statements - March 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm, page F-17

10. We note that your auditor, Grassi & Co., CPAs, P.C. is based in Jericho, New York. We also note you operate primarily within Japan. Please have your auditor tell us the extent to which they relied upon another accounting firm in their audits of fiscal 2022 and 2023. Have them explain the basis for their belief that they are the principal auditor. Also tell us if another auditor had a substantial role in the audits. Refer to the guidance in Rule 2-05 of Regulation S-X and the definition of “substantial role” threshold defined in PCAOB Rule 1001(p)(ii) in the audit of the issuer. If Grassi & Co., CPAs, P.C. utilized the work of another auditor which had a substantial role in the audit, the other auditor must register with the PCAOB if it meets the “substantial role” threshold defined in PCAOB Rule 1001(p)(ii) in the audit of the issuer, regardless of whether Grassi & Co., CPAs, P.C. has determined that they were the principal auditor or refers to the work of the other auditor.

We respectfully advise the Staff that Grassi and Co., CPAs, P.C. (“Grassi”) has confirmed that they did not rely upon another accounting firm in conducting these audits. As the principal auditor, they performed all necessary audit procedures and gathered sufficient appropriate audit evidence to support their opinion on the Company’s financial statements. Despite the geographical distance between Grassi’s location in Jericho, New York and the Company’s primary operations in Tokyo, Japan. Grassi has confirmed that it has taken appropriate measures to ensure a thorough and comprehensive audit process, and that its audit team possesses the requisite knowledge, experience, and resources to efficiently and effectively audit the Company’s financial statements in accordance with the applicable auditing standards.

Lastly, Grassi has confirmed that (i) no other auditor had a substantial role in the audits, as defined by the “substantial role” threshold in PCAOB rule 1001(p)(ii); and (ii) it has adhered to the guidance provided in Rule 2-05 of regulation S-X throughout the audit process.

Balance Sheets, page F-18

11. We note that the balance of Other Payables of $149,468 as of March 31, 2023 is material to total current liabilities. Please describe in a note the nature of current liabilities in excess of 5% of current liabilities pursuant to Rule 5-02 of Regulation S-X. Please similarly revise the interim financial statements.

In response to the Staff’s comments, we revised our disclosure on pages F-13 and F-29 of the Draft Registration Statement No. 2 to includes the Note 7 and Note 6, respectively, to explain the nature of current liabilities in excess of 5% of current liabilities.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-23

12. We note that your platform, Labor Robot, is a cloud-based human resource management system launched in September 2022. Please expand the accounting policy for Software sales to address continuing performance obligations such as providing access to the cloud, updates or maintenance after the product keys are provided to customers. Please also expand the disclosure on page F-7 accordingly, See ASC 606-10-50-12 for guidance.

In response to the Staff’s comments, we revised our disclosure on pages F-7 and F-23 of the Draft Registration Statement No. 2. Additionally, we respectfully advise the Staff that the access to software via product key and the hosting of software on cloud servers were considered one integrated performance obligation. Hosting has no material stand-alone value to customers. Accordingly, we determined that the entirety of our performance obligation was completed upon delivery of the software product key.

Cost of Revenue, page F-26

13. We note in your Overview on page 1 that your platform, Labor Robot, is a cloud-based human resource management systems launched in September 2022. Please expand the accounting policy for Cost of Revenue to address your ongoing costs regarding access to your platform in the cloud and revise the disclosure of disaggregation of cost of revenue in Note 12 on page F-33 to separately disclose these costs. Please also revise the disclosure on pages F-10 and F-15 accordingly.

We respectfully advise the Staff that the costs related to server hosting for Labor Robot are included in Selling, General and Administrative Expenses and are considered immaterial. In the future reporting period, we will include the costs related to server hosting for Labor Robot as Cost of Revenue.

Research and Development Costs, page F-26

14. We note on page 63 that in July 2023, you entered into an agreement with CJK Group to pay a fee of $300,000 and profit share with CJK Group in all gross revenue earned from the product in perpetuity. Please expand the accounting policy disclosure to address the terms of this agreement, your recognition of the costs paid to CJK for the Junior Lawyer X development, including the status of funding your $300,000 commitment, accounting for expenses incurred during the periods presented and the status of prepayments of R&D expense, if material.

We respectfully advise that in response to the Staff’s comments, we revised our disclosure on page F-10 of the Draft Registration Statement No. 2.

General

15. Where appropriate, please include a discussion regarding the current state of artificial intelligence regulation within the United States and your other potential markets, the potential for new laws or rules to materially impact the company and whether these risks were included in your discussions and analysis of your growth strategies projections and valuation.

In response to the Staff’s comments, we revised our disclosure on pages 13, 14 and 71 of the Draft Registration Statement No. 2 to include a discussion regarding the current state of artificial intelligence regulation in Japan and the United States. We confirm that the risks relating to artificial intelligence regulation within the U.S. and other potential markets referenced on pages 13 and 14 were contemplated in our discussion and analysis of our growth strategies and we have included therein cross references to such risk factors.

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC